Exhibit 99.1

i-80 Gold Announces Board-Supported Acquisition of Paycore Minerals

RENO, Nev., Feb. 27, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80") and Paycore Minerals Inc. (TSXV: CORE) ("Paycore") are pleased to announce that the companies have entered into a definitive arrangement agreement (the "Agreement") whereby i-80 will acquire all of the outstanding common shares of Paycore (the "Paycore Shares") pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Transaction").

Paycore owns the FAD Property that is host to the high-grade FAD deposit located immediately south of, and adjoining, i-80's 100%-owned Ruby Hill Property ("Ruby Hill" or the "Property") located in Eureka County, Nevada.

The Transaction will consolidate the northern portion of the Eureka District and is expected to strengthen i–80's dominant presence in the district by increasing the size of the land package at Ruby Hill by more than 34% to approximately 14,272 acres, providing i-80 enhanced exposure to one of the world's premier emerging Carbonate Replacement Deposit ("CRD") districts.

Highlights of the Transaction include:

  Exchange ratio of 0.68 of an i-80 common share for each Paycore share held, representing a 36% premium for Paycore shareholders based on the 20-day volume-weighted average price for both Paycore and i-80 for the period ended on February 24, 2023 and a 26% premium based on the closing prices of both companies on February 24, 20231
  Provides i-80 with an additional high-grade deposit along trend from mineralization being drilled on the Ruby Hill Property and in close proximity to the Ruby Hill processing infrastructure (3,540,173 t @ 5.14 g/t Au, 196.46 g/t Ag, 8.0% Zn, 3.8% Pb)2
  Consolidates the northern portion of the Eureka District and enhances the upside opportunity of i-80 post-Transaction
  Increase i80's land position along the highly prospective Jackson-Holly fault corridor from 1.5km to 4.3km
  Unanimous board approval and support from Paycore's largest shareholder, Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC ("Waterton"), which holds approximately 25% of the outstanding Shares of Paycore

"The geological setting being defined in the Eureka District is truly the most unique I have witnessed in my career", stated Ewan Downie, CEO of i-80. "In the immediate area surrounding the Archimedes pit, we have identified oxide gold, Carlin-type refractory gold, base metal skarn and polymetallic carbonate replacement mineralization. Older mineralizing events are often overprinted by Carlin-type mineralization resulting in precious metal rich deposits not found elsewhere in the Great Basin. We have intersected high-grade mineralization in every one of our targets tested in 2022, all of which remain wide open for expansion. The expanded property has the potential to host a world-class polymetallic deposit with enhanced potential for further discoveries."

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[1]Premiums based on trading on the TSX-V for Paycore and the TSX for i-80.
[2]The historical estimates contained in this presentation have not been verified as current mineral resources. A "qualified person" (as defined in NI 43-101) has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

"The consolidation of the core part of the Ruby Hill district will allow i-80 to aggressively pursue the optimization of the company's multi-year development plan – to create one of the largest U.S.-focused diversified mineral producers.", stated Matthew Gollat, Executive Vice-President of i-80. "Step-out drilling results from Paycore's 2022 drill program confirm the upside potential of what we believe to be one of Nevada's highest-grade undeveloped deposits that will benefit from the Ruby Hill processing infrastructure."

"This Transaction not only provides Paycore shareholders with greater exposure to the Eureka District, but also to i-80's high-grade Granite Creek and Cove Projects, and its existing permitted infrastructure which includes an autoclave, while also delivering a significant premium and enhanced liquidity as i-80 shareholders.", stated Christina McCarthy, President & CEO of Paycore.

James Gowans, Chairman of Paycore Minerals, states: "The mineralization of these two properties is indicating a massive carbonate replacement system along the fault corridor between the two properties. The combination of i-80 and Paycore's deposits is shaping up to be among the highest-grade carbonate replacement deposits (CRD's) in the world."

Transaction Details

Pursuant to the Transaction, Paycore shareholders will receive 0.68 of an i-80 common share (each whole common share, an "i-80 Share") for each Paycore Share held (the "Exchange Ratio"), representing a premium of 36% based on the 20-day volume weighted average price of both Paycore and i-80 shares for the period ended February 24, 2023 and a 26% premium based on the closing prices of both companies on February 24, 20233. Based on the Exchange Ratio, upon completion of the Transaction, existing i-80 shareholders will own approximately 90% and former Paycore shareholders will own approximately 10% of the combined company, on a fully diluted in-the-money basis. The Agreement includes, among other things, customary representations, warranties and covenants, including a non-solicitation provision, a right to match superior proposals in favour of i-80, as well as a termination fee of approximately $3.3 million payable by Paycore under certain customary circumstances.

The Transaction is expected to be structured as a plan of arrangement under the Business Corporations Act (Ontario) and, in addition to other customary closing conditions, is subject to regulatory, stock exchange and court approvals or orders. The Transaction will require the approval of (i) two-thirds of the votes cast by Paycore shareholders at a special shareholder meeting and (ii) if required, a simple majority of the votes cast by Paycore shareholders at the special shareholder meeting, excluding the votes held by certain persons as required by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions. Officers, directors and certain shareholders of Paycore including Waterton, who collectively hold approximately 29% of Paycore Shares, have entered into voting support agreements in favour of the Transaction.

The special meeting of shareholders of Paycore to approve the Transaction (the "Meeting") is expected to be held in late April 2023. A copy of the management information circular in respect of the Meeting will be filed on SEDAR (www.sedar.com) under Paycore's issuer profile and mailed to shareholders of Paycore in accordance with applicable securities laws.

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[3] Premiums based on trading on the TSX-V for Paycore and the TSX for i-80.

Combined Company Asset Portfolio

On completion of the Transaction, i-80 will continue to own and operate its portfolio of mining assets, including Lone Tree, Ruby Hill, Granite Creek and McCoy Cove and will also own 100% interest in the FAD Property located on the Battle-Mountain-Eureka trend in Nevada.

Prior to the discovery of Carlin-type mineralization by Homestake at Ruby Hill in the 1990's, the Eureka District enjoyed a successful 100-year history of production (1864-1966) that resulted in some of the highest-grade historic CRD mines in the world. The Ruby Hill district reported estimated historical production of 1.65 Moz of gold at an average grade of 0.83 oz/ton (28.5 g/t Au) and 39.0 Moz of silver at  an average grade of 19.5 oz/ton (668.6 g/t Ag) from 2.0 Mtons mined (also reported >625M lbs Pb @ 15.63%) of which 80% is estimated to be from the original Ruby Hill Mine on the FAD Property 4.

The FAD deposit is the down-faulted, polymetallic-rich, extension of the original Ruby Hill Mine and was drilled by Paycore in 2022 – a program that successfully expanded mineralization with multiple high-grade intercepts reported including:

  PC22-07 - 1.06 g/t Au, 155.5 g/t Ag, 22.0% Zn & 1.5% Pb over 12.5 m and 2.03 g/t Au, 231.6 g/t Ag, 6.3% Zn & 3.7% Pb over 44.8 m
  PC22-08 - 7.1 g/t Au, 376.3 g/t Ag, 6.3% Zn & 10.3% Pb over 14.8 m

Since the 1960's, exploration in the district was focused on the discovery of Carlin-type deposits and the potential for polymetallic deposits was largely ignored.  More than 50-years later, i-80 and Paycore renewed exploration with i-80's inaugural drill program in 2021 and 2022 respectively, with numerous new discoveries including the Upper, Lower and East Hilltop Zones that are currently being drilled by i-80. These newly discovered CRD zones are located on the south side of the Archimedes pit (see Image 1). Previously released results from 2022 drilling in the Hilltop Zones include 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43 (Upper Hilltop), 1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m in hole iRH22–53 (Upper Hilltop), 60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m in hole iRH22-55 (Upper Hilltop) and 12.3% Zn over 39.4 m in hole iRH22-61 (East Hilltop) - see press releases dated August 30, 2022 and November 14, 2022.

It is also important to note that zinc was recently added to the U.S. Geological Survey's list of critical minerals and Blackjack/FAD/Hilltop could represent perhaps one of the most significant zinc-rich deposit(s) identified in the U.S. since the discovery of the Taylor deposit that was acquired in 2018 by South32.

The Hilltop Corridor is a 5.0 km long, alluvial covered, trend immediately south of the Archimedes pit believed to be host to multiple feeder fault structures (see Image 1) and the central area between Hilltop and FAD is largely untested by previous drilling owing to the alluvial cover.  The discovery of the Upper and Lower Hilltop Zones in the second half of 2022 combined with holes iRH22-44 and iRH22-61, the first holes drilled to test for extensions to the Blackjack Deposit structure, confirm i-80 geological team's model that the Ruby Hill Property could be host to multiple types of mineralization and several large-scale deposits.

Geophysical surveys at Ruby Hill have identified highly prospective anomalies that are believed to have the potential to represent additional massive sulfide targets, several of which will be the tested in the 2023 drilling program. Additional RC and core rigs have been mobilized to accelerate the advancement of the multiple mineralized zones within the Hilltop Corridor.

The Ruby Hill Property is one of i-80's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

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[4] Source: Nolan, Thomas B.. The Eureka Mining District Nevada: Geological Survey Professional Paper 406. Washington, DC: United States Government Printing Office, 1962. 78pp. & Nolan, T.B., and Hunt, R. N., 1968, The Eureka Mining District, Nevada, in Ridge, J. D., ed., Ore deposits of the United States, 1933-1967 (Graton-Sales Vol.): New York, American Institute of Mining Metallurgy Petroleum Engineers. v. 1. P. 966-991

Image 1 – Hilltop Corridor Surface Plan (CNW Group/i-80 Gold Corp)

i-80 has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Advisors and Counsel

Bennett Jones LLP is acting as legal counsel to i-80. Fogler, Rubinoff LLP is acting as legal counsel to Paycore. CIBC World Markets Inc. is acting as financial advisor to Paycore.

Fairness Opinion

Haywood Securities Inc. has provided a fairness opinion to the special committee of the Board of Directors of Paycore stating that, as of the date hereof, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by i-80 pursuant to the Transaction is fair, from a financial point of view, to Paycore shareholders.

Conference Call and Webcast

i-80 and Paycore will hold a joint conference call and webcast on February 27, 2023 at 9:30 am ET to discuss the Transaction. Those interested in participating in the conference call should dial in using the following numbers:

Toll-free Canada/US:	888-256-1007
International:	647-484-0475
Confirmation #:	3803049
Login to the webcast:	https://app.webinar.net/M6k4VQGz9vR

The webcast will be archived on both i-80 and Paycore websites until the Transaction closes.

Encore Replay Local:	647-436-0148
Encore Replay North American Toll Free:	888-203-1112
Encore Replay Entry Code:	3803049

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

About Paycore Minerals

Paycore is a corporation incorporated under the Business Corporations Act (Ontario) and, through its subsidiaries, holds a 100% interest in the FAD Property that is located in the heart of the Eureka-Battle Mountain trend in Nevada, USA. The FAD Property is host to the high-grade polymetallic FAD deposit that was partially delineated with surface and underground drilling in the 1940s and 1950s. The FAD Property is located less than 3 miles from Eureka, Nevada and has established infrastructure, including a shaft, roads and old buildings. FAD was previously owned by Barrick Gold. Barrick acquired the FAD Property when the Company acquired Homestake Mining in 2001.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All i-80 samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP61a (33 element suite; 0.4g Four Acid/ICP-AES; ALS). Overlimit samples of Ag, Pb, and Zn are analyzed by ore-grade methods comprising HF-HNO3-HClO4 Digest, HCl leach and ICP-AES. Additional samples overlimit ore-grade methods are analyzed by acid dissolution and titration. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards (gold and polymetallic), duplicates, and blanks into the sample stream with a stringent review of all results.

All Paycore samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, which is independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay) and ME-MS61 (48 element suite; 0.25g 4-acid/ICP-AES and ICP-MS). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. Paycore's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results, and third-party assay checks of mineralized intercepts.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 has reviewed this press release and is a qualified person (as defined in NI 43-101) for i-80, with respect to the scientific and technical information contained in it.

The scientific and technical data contained in this news release pertaining to the FAD Property was reviewed and approved by Gary Edmondo, CPG, who is a "qualified person" within the meaning of NI 43-101 - Standards of Disclosure for Mineral Projects. Gary is a certified professional geologist through the AIPG (#11089)

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project and the FAD project, the timing of the completion of the Transaction, the synergies of the Transaction, the anticipated benefits of the Transaction to shareholders of i-80 and Paycore, the third party approvals and consents (including the stock exchange approvals) required to complete the Transaction, the conditions required to be satisfied to complete the Transaction, the abilities of the companies to complete the Transaction on the terms announced (if at all), the future results of the operations of the combined company following the Transaction, the timing of the Meeting, the intentions, plans and future actions of the companies participating in the transactions described herein, performance and achievements of the combined company, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits / resources / reserves, geological interpretation, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business and market trends and future operating revenues. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Although the companies believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. These statements reflect the companies' current expectations regarding future events, performance and results and speak only as of the date of this release. . The companies do not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The public disclosure filings of i-80 and Paycore may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the mineral properties of the combined companies, and particularly the technical report titled "Amended and Restated NI 43-101 Technical Report, FAD Project, Eureka, Nevada" with an effective date of April 7, 2022 (amended and restated on February 1, 2023) prepared by Global Resource Engineering with respect to Paycore's FAD Project (the "FAD Technical Report"). A copy of the FAD Technical Report is accessible on SEDAR (www.sedar.com) under Paycore's issuer profile.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: the Agreement being terminated, material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; variations in the nature, quality and quantity of any mineral deposits; the inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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SOURCE i-80 Gold Corp

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For further information: please contact: i-80 Gold Corp., Ewan Downie, CEO, Matt Gili, President & COO, Matthew Gollat, Executive Vice-President, Telephone: 1.866.525.6450, Email: Info@i80gold.com, Website: www.i80gold.com; Paycore Minerals Inc., Christina McCarthy, President, C.E.O, Director, Telephone: 1.416.712.6151, Email: christina.mccarthy@paycoreinc.com, Website: www.paycoreinc.com

CO: i-80 Gold Corp

CNW 06:00e 27-FEB-23